pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbol: bkm-tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Options Cancelled/Granted

Vancouver BC,  July 18, 2016:  Pacific Booker Minerals Inc. has cancelled 2,104,357 options granted on June 5, 2013 at an exercise price of $4.00 and 82,050 options granted on July 18, 2013 at an exercise price of $4.00 and 200,000 options granted on September 30, 2015 at an exercise price of $2.50.  The Compensation Committee has approved the granting of director and consultant options, in accordance with the Company’s stock option plan.  The options will total 2,425,000 shares at a price of $1.00 exercisable for a period of five years.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde

Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.